Exhibit 99.2.3

                             STOCK OPTION AGREEMENT
                            COVOL TECHNOLOGIES, INC,

         A. A STOCK OPTION for a total of Two Hundred Fifty Thousand (250,000) Shares of Common Stock, par value $0.001, of Covol Technologies, Inc., a Delaware Corporation (herein the "Company") is hereby granted to Brent M. Cook (herein the "Optionee") on this 21st day of April, 1998.

         B. The option price as determined by the Board of Directors of the Company is Twelve dollars and thirty-one thirty seconds ($12 31/32) per share.

         C. This Option may not be exercised if the issuance of shares of Common Stock of the Company upon such exercise would constitute a violation of any applicable Federal or State securities law or other law or valid regulation. The Optionee, as a condition to his exercise of this Option, shall represent to the Company that the shares of Common Stock of the Company that he acquires under this Option are being acquired by him for investment and not with present view to distribution or resale, unless counsel for the Company is then of the opinion that such a representation is not required under the Securities Act of 1933 or any other applicable law, regulation, or rule of any governmental agency.

         D. This Option may not be transferred in any manner otherwise than by will or the laws of descent and distribution, and may be exercised during the lifetime of the Optionee only by him. The terms of this Option shall be binding upon the executors, administrators, heirs, successors, and assigns of the Optionee.

         E. The Stock issued pursuant to this Option will vest over a 60 month period on a pro rata basis until it is 100% vested on April 21, 2003. All Stock which has not yet vested will be held in escrow by the Company until the Stock is vested.

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         F. Notwithstanding the vesting provision of Paragraph "E" above, the
Stock issued pursuant to this Option shall fully vest upon the occurance of any of the following:

                  a. Any change of control of the Company. A change in control shall be deemed to have taken place if, as the result of a tender offer, merger, consolidation, sale of assets or contested election, or any combination of the foregoing transactions, the persons who were directors of the Company immediately before the transaction shall cease to constitute a majority of the board of directors of the Company or any successor to the Company; or

                  b. Termination of the Optionee's employment with the Company without cause; or

                  c. Upon the death of the Optionee; or d. Upon a vote of the Board of Directors allowing full vesting to the optionee; or e. The Company becomes a controlled entity as defined by IRC Section 1239.

         G. This Option may not be exercised more than ten (10) years from the date of its grant, and may be exercised during such term only in accordance with the terms of this Agreement.


Date of grant: April 21, 1998                    COVOL TECHNOLOGIES, INC.

                                                 By: /s/ Stanley M. Kimball
 ATTEST:

/s/ Stephanie Fowler


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